April 25, 2023

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street,

Washington DC 20549

Attention:	SiSi Cheng
Melissa Gilmore
Jennifer Angelini
Asia Timmons-Pierce

Re:	Energem Corp.
Amendment No. 3 to Registration Statement on Form S-4
Filed April 4, 2023
File No. 333-268716

Dear Ladies and Gentlemen,

On behalf of our client, Energem Corp. (the “Company” or “Energem”), we hereby provide a response to the comments issued in a letter by the staff of the Division of Corporation Finance dated April 17, 2023 (the “Letter”), with respect to the Company’s Registration Statement on Form S-4 (the “Registration Statement”). Contemporaneously, we are filing Amendment No. 4 to the Registration Statement via Edgar.

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amendment No. 1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 3 to Form S-4

Questions and Answers About the Business Combination and the Extraordinary General Meeting

What happens to the funds deposited in the Trust Account after consummation of the Business Combination, page 14

1. Please tell us whether any additional redeemable shares have been redeemed since December 31, 2022. If so, tell us how such redemptions are reflected in your pro forma financial statements and consider disclosing information about the redemptions throughout your filing, if material, including in the respective Notes to Financial Statements.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that no additional redeemable shares have been redeemed since December 31, 2022.

Summary Unaudited Pro Forma Condensed Combined Financial Information

Basis of Pro Forma presentation, page 41

2. It appears that your pro forma Energem shares outstanding table on page 41 includes shares related to your public and private placement warrants. Please more fully explain what these shares represent. In this regard, we note from your disclosure in footnote (3) that the amounts in the table exclude shares underlying the public and private warrants held by Energem shareholders. We also note from your disclosure on page 125 that the only warrants that will be issued and outstanding upon the consummation of the Business Combination are the same warrants issued and outstanding in connection with the Energem IPO. The same comment applies to the table on page 75.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the calculation of the warrants assumes cashless exercise and updated the table and notes on pages 41 and 75. The disclosure on page 125 is correct that the total number of redeemable warrants under the public and private placement warrants does not change after the business combination.

Risk Factors

“We do not have a specified maximum redemption threshold.....”, page 49

3. You disclose that Energem Class A Ordinary Shares subject to possible redemption totaled $117,422,529 as of September 30, 2022. Please revise to disclose the amount of Energem Class A Ordinary Shares subject to possible redemption as of the latest balance sheet date (i.e., December 31, 2022).

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 49 of the Registration Statement.

Energem’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 156

4. Please update your disclosures in the results of operations and liquidity and capital resources sections for the period ended December 31, 2022.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 157 and 158 of the Registration Statement..

Selected Historical Financial Information of Graphjet, page 159

5. Please revise to also present Graphjet’s financial information as of and for the three months ended December 31, 2022.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has added Graphjet’s financial information as of and for the three months ended December 31, 2022.

Graphjet’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Components of Results of Operations, page 162

6. The loss per share amounts disclosed in the table on page 162 do not appear consistent with the amounts disclosed on page F-33. Please revise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has corrected page F-33 accordingly.

Liquidity and Capital Resources, page 163

7. Please revise to disclose the fact that Graphjet’s auditor has expressed substantial doubt as to the company’s ability to continue as a going concern and describe management’s plans to address this circumstance.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the liquidity and capital resources accordingly.

Unaudited Pro Forma Condensed Combined Financial Information, page 167

8. We note from your disclosure on page 49 that you will not be able to complete the Business Combination if Energem cannot maintain at least $5,000,001 of net tangible assets, and the aggregate cash consideration you would be required to pay for the redemption of Energem Class A Ordinary Shares plus any amount required to satisfy cash conditions pursuant to the terms of the Share Purchase Agreement exceeds the aggregate amount of cash available to you upon consummation of the Business Combination. Please address the following:

●	Disclose any specific cash conditions that need to be satisfied pursuant to the Share Purchase Agreement;
●	Discuss whether you are able to meet the net tangible assets and cash requirements under each of the redemption scenarios presented on page 167; and
●	Identify a scenario depicting the maximum number (and dollar amount) of Energem Class A shares that may be redeemed to maintain a sufficient amount of net tangible assets after redemption for the business combination to proceed.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure throughout the Registration Statement to add the NTA Proposal and provide that unless the NTA Proposal is approved, EDOC would not be permitted to consummate the Business Combination unless EDOC has a net tangible asset value of at least $5,000,001 either immediately prior to or upon the closing of the Business Combination, after giving effect to the completion of the Redemption and any private placement financing.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

Note 3 - Transaction Accounting Adjustments to the Energem and Graphjet Unaudited Pro Forma Condensed Balance Sheet as of December 31, 2022, page 170

9. Refer to Adjustment (J). Please clarify in a footnote to the issued and outstanding shares table that the share amounts reported in the table exclude shares underlying your public and private warrants, if true, and quantify the excluded amounts.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its footnote and has updated and identified the exclusion of public and private warrant with quantities.

10. Refer to Adjustment (K). Please clarify why there is an adjustment to match cash to the redemption amount. In addition, tell us and disclose if and how the adjustment also relates to the extension loan adjustment presented on page 167 and add a footnote cross-reference to the extension loan adjustment.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure accordingly. The adjustment was made to match cash to redemption amount in order that the subject to redemption number should reflect the money that investors receive at the time of redemption. The adjustment related to the extension loan has been corrected in the latest amendment. The share amounts reported in the table excludes public and private placement warrants, 4,152,778 and 190,694, respectively

Note 6 - Loss Per Share, page 171

11. Please quantify any potentially dilutive shares that are excluded from the calculations of historical and pro forma net loss per share.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that in response to the comment, we have analyzed any potentially dilutive shares that are excluded from the calculations of historical and pro forma net loss per share and determined that there should not be any additional dilutive shares from historical and pro forma net loss per share.

Energem Corp

Report of Independent Registered Public Accounting Firm, page F-3

12. You disclose on page F-11 that “management has determined that if the company is unsuccessful in consummating an initial business combination within the prescribed period of time from the closing of the IPO, the requirement that the company cease all operations, redeem the public shares and thereafter liquidate and dissolve raises substantial doubt about the ability to continue as a going concern”. Please tell us how your auditor considered whether an explanatory paragraph about your ability to continue as a going concern is warranted in light of your disclosure.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Adeptus Partners, LLC issued a revised Report of Independent Registered Public Accounting Firm and the Company amended its MD&A to include going concern disclosure.

Exhibit 23.1, page F-3

13. Please update the consent filed as Exhibit 23.1 to refer to the appropriate date of the audit report and the appropriate periods covered by that opinion.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it attached an updated consent at Exhibit 23.1 from Adeptus Partners, LLC.

Financial Statements - December 31, 2022 and 2021, page F-32

14. Clearly indicate that your financial statements and all other related disclosures throughout your filing are unaudited, including column headings, for the financial information related to December 31, 2022 and 2021.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the financial statements to clarify that the financial information related to December 31, 2022 and 2021 is unaudited.

Note 1 - Organization and Nature of Operations, page F-38

15. Please tell us and disclose your fiscal year-end in the Notes to the Financial Statements for both sets of financial statements.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Graphjet’s fiscal year ends on September 30 of each year and it has revised the financial statements to disclose the fiscal year-end in the notes for both sets of financial statements.

*****

If you have any additional questions regarding any of our responses or the Registration Statement, please do not hesitate to contact me on (202) 935-3390.

Kindest regards,

/s/ Rimon P.C.
Rimon P.C.

cc: Swee Guan Hoo, Chief Executive Officer, Energem Corp.